

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

<u>Via E-Mail</u>
Mr. Martin Nielson
Chief Executive Officer
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, Nevada 89119

> **Re: E-Waste Systems, Inc.**
> **Amendment No. 2 to Item 4.02 Form 8-K**
> **Filed April 15, 2014**
> **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your amended filing and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Item 4.02 Form 8-K filed April 15, 2014

1. We note your statement that "the Company has concluded that it should not have consolidated the interests of Xufu in the Company's interim period financial statements during the year ended December 31, 2013." To fully comply with the requirements of Item 4.02(a)(1) of Form 8-K, please revise your disclosure to clearly state whether your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your previously issued financial statements should no longer be relied upon, state the date at which this conclusion was reached, and clearly identify which interim period financial statements should no longer be relied upon.

2. Additionally, please tell us when you plan to file your amended Forms 10-Q containing restated financial statements to correct this accounting error.

3. You state in your amended filing that due to your analysis of the controls and processes in place at XuFu, you concluded that consolidation of XuFu was not proper at this time pending implementation of appropriate financial systems and controls. It is unclear to us what GAAP accounting literature determines consolidation based on the adequacy of controls and processes; therefore, this disclosure does not appear to meet the objectives of Item 4.02(a)(2) of Form 8-K to provide a clear description of the facts underlying the your conclusion that your previous accounting was in error. Please advise or revise.

4. Please amend your Item 4.02 Form 8-K to specifically disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your current independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3) of Form 8-K.

5. Please explain to us what is meant by your statement that your "Board of Directors has suspended the VIE." In doing so, please explain to us whether you previously consolidated XuFu because you concluded it was a VIE of which you were the primary beneficiary, explain why you originally held this view, and explain how concluding that this previous accounting was an accounting error requiring restatement of your financial statements as contemplated by ASC 250 results in simply "suspending" your conclusion that this is a VIE.

6. Please note that you must respond in writing to the comments in our letter dated April 9, 2014 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding our comments. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Cynthia Bitting, Esq.